Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: Cost of cable on per channel basis only increased .2% - less than inflation #ComcastTWC
[link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 2: Number one driver of cable pricing is programming - over last decade 120% increase #ComastTWC [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 3: For review, Comcast's blog on Netflix: [link to http://corporate.comcast.com/comcast-voices/comcast-response-to-netflix]  [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 4: Comcast already carries 8 Univision channels, 58 Hispanic targeted channels #ComcastTWC [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 5: Comcast has launched multiple indie channels in past 2 years incl BBC News, Revolt, El Rey, Aspire #ComcastTWC [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 6: Comcast carries over 160 fully independent networks [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf] #ComcastTWC

Tweet 7: After #comcastTWC company will be about same % as after AT&T and Adelphia transactions almost a decade ago [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 8: 6 out of every 7 channels #Comcast carries are unaffiliated #ComcastTWC [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 9: Comcast blog on today's House Judiciary #comcastTWC hearing by @DLCohenComcast [link to http://corporate.comcast.com/comcast-voices/comcast-to-present-consumer-and-public-interest-benefits-of-time-warner-cable-merger-to-congress] [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 10: For the Philly News liveblog of the #ComcastTWC hearing by @JonathanTamari [link to http://www.philly.com/philly/blogs/capitolinq/Marathon-hearing-on-Comcast-TWC-merger-set-to-begin.html#xMvkcPpLjhAzqIU3.99] [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

Tweet 11: #comcastTWC will be less than 30% - level court found did not cause issues http://www.cadc.uscourts.gov/internet/opinions.nsf/B026F5C9C7F5ED348525780700589D26/$file/08-1114-1203454.pdf] [link to http://corporate.comcast.com/images/Comcast_Legend_-_May_1.pdf]

The following article written by a third party was made available via a link in a tweet above:

Congressman: Is Comcast keeping conservatives off the air?
POSTED: THURSDAY, MAY 8, 2014, 9:26 AM

Running updates on Thursday's House Judiciary Committee hearing on the proposed Comcast-Time Warner Cable merger are below. Updates are also on Twitter @JonathanTamari.

The hearing concluded just before 1:40 p.m.

12:50
WASHINGTON -- More than three hours in, we had the most unusual exchange of the day.

U.S. Rep. Louie Gohmert (R., Tex.) railed against Comcast (and before that, squeezed in criticism of Al Gore and Sharia law), accusing the cable company and parent of liberal-friendly MSNBC of keeping the conservative  channel The Blaze off its line up for political reasons.

Gohmert read an e-mail he said he received, without revealing its author, to back up his question.

"Why would Comcast want people to cling to God and their guns?" Gohmert asked before questioning if political leanings played a role in keeping conservative commentator Glenn Beck off its channel line up.

"There is no judgment being made about carriage of The Blaze based upon political perspective," said Comcast executive vice president David L. Cohen.

"You're a smart man and apparently a smart attorney," Gohmert said. "You understand the consequences" of lying to Congress?

Cohen said he did.

Later, U.S. Rep. Blake Farenthold (R., Tex.) said, "if it comes out you're making programming decisions politically based, I think there's going to be a problem."

12:30 - Local concerns dominate for urban, rural lawmakers
WASHINGTON -- There's a reason the saying "all politics is local" has lasted this long: it's very true.

The toughest questions Comcast has faced today have been largely based on parochial issues, rather than sweeping debates about anti-trust rules, national competition or the future of the internet.

Urban Democrats have pressed Comcast executive vice president David L. Cohen about the merger's impact on Hispanic programming, given Comcast's ownership of Telemundo and potential rivalry with Univision. They have worried about diminished offerings if Comcast uses its expanding reach to muscle out competitors.

Cohen has touted his company's commitment to Hispanic programming.

From the other side of the aisle and demographic world, several Republicans from rural areas have questioned why Comcast has dropped RFD-TV -- a rural-focused channel -- in many markets. Republicans have generally said the government shouldn't interfere with the merger, but did have pointed questions about RFD.

In one sharp exchange, Cohen noted that consumers who wanted RFD could still opt for DirecTV or other providers that carry it. "We're not depriving anyone," Cohen said.

"Only to your consumers," shot back U.S. Rep. Jason Smith (R., Mo.).

11:50 - Comcast: "we're now competing in a different class"
WASHINGTON -- A few years ago, Comcast "woke up and realized, we’re now competing in a different class," the company's executive vice president, David L. Cohen, told lawmakers here.

"The business rationale underneath the merger, really, relates to our ability to innovate, invest and stay competitive," Cohen said. Earlier he said Comcast faces national and international competition from the likes of Google, Apple and the Bells.

Speaking to a New York Congressman whose district is largely served by Time Warner, Cohen said Comcast would offer new customers "a significantly improved customer experience."

"There is more to making customers happy than just price, it is the experience we deliver to them," Cohen said.

He said Comcast would focus on, price, customer satisfaction and the consumer experience.

11:25 a.m. - Lawmaker questions merger impact on Hispanic programming
WASHINGTON -- U.S. Rep. Blake Farenthold, a Texas Republican, said he generally supports the Comcast-Time Warner deal and believes the government shouldn't interfere in private business, but he questioned how the merger would affect Hispanic programming on channels such as Univision -- a competitor to Comcast-owned Telemundo.

The combined Comcast-Time Warner would be the dominant player is many of the country's largest cities. It would serve more than 90 pecent of Hispanic households, Farenthold said he has heard from advocates.

"What assurances can you give us that you won't discriminate against non-Comcast-NBCU," Hispanic programming, Farenthold asked.

Comcast executive Vice President David L. Cohen said he could not verify those numbers, but that Comcast has an "extraordinary commitment" to Hispanic programming.

"We’ll bring that commitment to those (new) communities in the same way we’ve brought it to the current Comcast footprint," Cohen said.

10:55 a.m. Attorney: Comcast-TWC merger "very likely illegal"
WASHINGTON -- The Comcast-Time Warner merger is "very likely illegal" a longtime antitrust attorney told House lawmakers Thursday morning.

And, added Allen Grunes, "the parties know it."

Grunes, a former attorney at the Department of Justice's Antitrust Division and now chair of the Antitrust Committee of the Bar Association of the District of Columbia, provided the most substantial criticism yet heard in two hearings on the Comcast-Time Warner deal.

In his opening statement, Grunes noted that when Comcast argued for approval of its purchase of NBCUniversal a few years ago, its CEO said that Time Warner would be a competitor. Now, as they seek a new deal, Comcast executives have stressed that Comcast and Time Warner do not compete -- and that their merger therefore won't hurt consumers.

Grunes warned of "customer foreclosure" if the Comcast-TWC deal is approved -- the power of a massive cable and internet company to "keep innovative competitors from being able to conncet with their audience, or charge them so their costs go up."

"A legitimate role of antitrust (regulators) is to keep the pathways for innovation open," Grunes said.

He spoke moments after a Columbia University professor with antitrust experience made the exact opposite argument.

Concerns about too much market power, "are generally based on mistaken analogies that don’t really apply," said C. Scott Hemphill, who formerly worked in the antitrust division of the New York State Attorney General.

Earlier, a representative for small and medium-sized cable companies warned of what they argued are the downsides of the merger.

"This is a complicated deal that will negatively affect your constituents," said Matthew Polka, president of the American Cable Association.

He predicted, for example, that a larger Comcast with new footholds would "gain greater bargaining power" when it comes to its own regional sports networks -- which could be critical to the viability of rival TV providers.

After listing other worries, Polka concluded, "the ultimate result: higher prices and fewer choices."

10:20 a.m. - Comcast: Merger provides "substantial benefits" to consumers
WASHINGTON -- Comcast Executive Vice President David L. Cohen told lawmakers that his company's merger with Time Warner Cable would the will provide "substantial benefits" to consumers as it leads to more investment and competition.

"We are truly an American success story," he said of Comcast, a company that grew from a small town in Mississippi to the largest cable and broadband company in the nation, and now owns NBC and Universal Studios.

"This transaction will give us the scale to invest in more innovation and infrastructure so that we can compete more effectively with our mostly larger global and international competitors," such as Google, Apple and the Bells, Cohen said in his opening statement.

"When we invest, so do our competitors," he said. The "ultimate beneficiary" of that investment and new competition "is the American consumer."

He also said Comcast would not gain "undue influence" and that recent history -- including Comcast's recent purchase of NBCUniversal -- shows that "Comcast is a company that keeps it promises and plays fair."

10 a.m. - Cable TV: "as American as apple pie"
Laying out what might be the biggest concern for the everyday consumer, U.S. Rep. Bob Goodlatte (R., Va.) raised questions about rising cable bills Thursday morning at a House

Judiciary Commtitee hearing on the proposed Comcast-Time Warner merger -- but did not take a stand on the deal.

"Cable bills have risen at nearly twice the rate of inflation annually over the last 17 years, including a nearly 6 percent rise just this last year. Consumers who have grown tired of rising calbe bills have begun ‘cutting the cord’ and are looking to new emerging ways to receive content," Goodlatte said in a prepared statement.

"That is how the free market is supposed to operate. When costs rise, competitors emerge, and as they do, consumers have greater choices," he said.

Goodlatte, noting the importance of Comcast's cable and broadband service, opened by saying that cable TV and the internet "have become as American as baseball and apple pie ... Cable and the internet are portals from our homes and offices to the world, and are vital components of our national economy."

But Goodlatte and other top lawmakers on the panel declined to take a firm position on the deal. Instead they said the hearing would lay out the pros and cons for antitrust regulators and the Federal Communications Commission. Congress does not have a formal role in approving or blocking the merger -- though lawmakers can use their voices to advocate. Approval is up to the Department of Justice and FCC.

The top Democrat on the antitrust subcommittee echoed Comcast's arguments in his opening statement.

"There is also scant evidence that this merger will substantially increase Comcast’s concentration in any given market," said U.S. Rep. Hank Johnson (D., Ga.). He added that cable companies face increasing competition from online companies such as Netflix and Amazon.

The chairman of the antitrust subcommittee, U.S. Rep. Spencer Bachus (R., Al.) recalled a simpler time for TV watchers.

"There are those who remember when you could count the number of channels you received on your fingers, and the number depended on the strength of your atenna," Bachus said, while noting how much has since changed.

U.S. Rep. John Conyers (D., Mich.) raised questions that have been shouted by critics of the merger.

"According to critics, the merged company would have the ability and incentive to discriminate in favor of Comcast-Time Warner content, including NBC content," Conyers said. (Comcast owns NBC).

He also said federal officials should consider stronger enforcement of behavioral requirements imposed on Comcast as part of its 2010 deal to purchase NBC-Universal.

9:20 a.m. - Marathon hearing expected on Comcast-Time Warner merger
Comcast’s Executive Vice President David L. Cohen is settling in for what most expect to be a marathon hearing Thursday morning before the House Judiciary Committee.

A large contingent of Congressmen are expected to show up to question Cohen and other witnesses about the proposed merger of Comcast and Time Warner Cable, a plan with far-reaching consequences for TV and internet consumers across the country. Cohen only half-joked to reporters that he knows there’s another meeting in the same room shortly after 2, so there is at least some defined end point.

The committee, much larger than the Senate committee that held the first hearing on the merger, is expected to bring a more wide-ranging set of questions, from the right and left alike.

The room is packed – lobbyists had people saving their places in line in the Rayburn building hallways before the hearing – and sweltering already. Cohen said he asked for the air to be turned down; now that’s power.

He may be testifying for four hours or more. He’s part of a panel of eight speakers.

The following court opinion was made available via a link in a tweet above:

United States Court of Appeals
FOR THE DISTRICT OF COLUMBIA CIRCUIT

Argued April 24, 2009	Decided August 28, 2009

No. 08-1114

Comcast Corporation,
PETITIONER

NATIONAL CABLE & TELECOMMUNICATIONS ASSOCIATION ET
AL.,
INTERVENORS

v.

FEDERAL COMMUNICATIONS COMMISSION AND UNITED
STATES OF AMERICA,
RESPONDENTS

CCTV CENTER FOR MEDIA & DEMOCRACY ET AL.,
INTERVENORS

________

On Petition for Review of an Order
of the Federal Communications Commission

________

    Miguel A. Estrada argued the cause for petitioner. With him on the briefs were Theodore B. Olson, David Debold, Tyler R. Green, Helgi C. Walker, Eve Klindera Reed, Arthur J. Burke, and David P. Murray.

    Mark D. Schneider argued the cause for intervenors National Cable & Telecommunications Association et al. in support of petitioner. With him on the briefs were Michelle A. Groman, Bruce Douglas Sokler, Robert G. Kidwell, Howard J. Symons, Daniel L. Brenner, Neal M. Goldberg, Michael S. Schooler, Henk J. Brands, Wesley R. Heppler, and Robert G. Scott, Jr.

Michael E. Glover, Edward Shakin, William H. Johnson, Patrick F. Philbin, and Gregory L. Skidmore were on the brief for amicus curiae Verizon Communications, Inc. in support of petitioner.

W. Kenneth Ferree was on the brief for amicus curiae the Progress & Freedom Foundation in support of petitioner.

James M. Carr, Counsel, Federal Communications Commission, argued the cause for respondent. With him on the brief were Deborah A. Garza, Acting Assistant Attorney General, Catherine G. O’Sullivan and Robert J. Wiggers, Attorneys, Matthew B. Berry, General Counsel, Federal Communications Commission, Joseph R. Palmore, Deputy General Counsel, Richard K. Welch, Deputy Associate General Counsel, and Joel Marcus, Counsel. Daniel M. Armstrong, Associate General Counsel, entered an appearance.

Andrew J. Schwartzman argued the cause for intervenors CCTV Center for Media & Democracy et al. in support of respondent. With him on the brief was Harold Feld.

Before: GINSBURG and KAVANAUGH, Circuit Judges, and RANDOLPH, Senior Circuit Judge.

Opinion for the Court filed by Circuit Judge GINSBURG.

Separate opinion concurring except as to Part II.C filed by Senior Circuit Judge RANDOLPH.

GINSBURG, Circuit Judge: Comcast Corporation and several intervenors involved in the cable television industry petition for review of a rule in which the Federal Communications Commission capped at 30% of all subscribers the market share any single cable television operator may serve. We agree with Comcast that the 30% subscriber limit is arbitrary and capricious. We therefore grant the petition and vacate the Rule.

I.  Background

The Cable Television Consumer Protection and Competition Act of 1992 directed the FCC, “[i]n order to enhance effective competition,” 47 U.S.C. § 533(f)(1), to prescrib[e] rules and regulations ... [to] ensure that no cable operator or group of cable operators can unfairly impede, either because of the size of any individual operator or because of joint actions by a group of operators of sufficient size, the flow of video programming from the video programmer to the consumer.

Id. § 533(f)(2)(A). The Commission is to “make such rules and regulations reflect the dynamic nature of the communications marketplace.” Id. § 533(f)(2)(E).

Several cable operators immediately challenged certain provisions of the Act, in particular arguing the subscriber limit provision was facially unconstitutional as a content-based restriction of speech. See Daniels Cablevision, Inc. v. United States, 835 F. Supp. 1 (D.D.C. 1993), rev’d in part sub nom. Time Warner Entm’t Co. v. United States (Time Warner I), 211 F.3d 1313 (D.C. Cir. 2000). We “conclude[d] that the subscriber limits provision is not content-based.” Time Warner I, 211 F.3d at 1318. Applying “intermediate, rather than strict scrutiny,” id., we upheld the relevant provision of the Act because the plaintiff “ha[d] not demonstrated that the subscriber limits provision is on its face either unnecessary or unnecessarily overburdensome” to speech protected by the First Amendment to the Constitution of the United States, id. at 1320.

In 1993 the Commission first exercised its rulemaking authority and set the subscriber limit at 30%. Much has changed in the subscription television industry since 1993: The number of networks has increased five-fold and satellite television companies, which were bit players in the early ’90s, now serve one-third of all subscribers. Meanwhile, the FCC has twice changed the formula it uses to determine the maximum number of subscribers a cable operator may serve, but the subscriber limit has always remained at 30%.

In 2001 we considered a petition for review of a then newly revised version of the 30% subscriber limit. Time Warner Entm’t Co. v. FCC (Time Warner II), 240 F.3d 1126 (2001). Then, as now, the Commission established the subscriber limit through an “open field” analysis, in which the agency “determines whether a programming network would have access to alternative [video programming distributors] of sufficient size to allow it to successfully enter the market, if it were denied carriage by one or more of the largest cable operators.” Fourth Report and Order and Further Notice of Proposed Rulemaking, 23 F.C.C.R. 2134, 2143, 73 Fed. Reg.

11,048 (2008) (Fourth Report). In Time Warner II we described the formula then used by the FCC:

[T]he FCC determines that the average cable network needs to reach 15 million subscribers to be economically viable. This is 18.56% of the roughly 80 million ... subscribers, and the FCC rounds it up to 20% of such subscribers. The FCC then divines that the average cable programmer will succeed in reaching only about 50% of the subscribers linked to cable companies that agree to carry its programming, because of channel capacity, programming tastes of particular cable operators, or other factors. The average programmer therefore requires an open field of 40% of the market to be viable (.20/.50 =
.40).

Finally, to support the 30% limit that it says is necessary to assure this minimum, the Commission reasons as follows: With a 30% limit, a programmer has an open field of 40% of the market even if the two largest cable companies deny carriage, acting individually or collusively.

240 F.3d at 1131 (internal citations and quotation marks omitted). As is apparent from this description, in order to use the open field approach, the Commission must assign values to three variables: (1) The “minimum viable scale,” which is the number of viewers a network must reach to be economically viable; (2) the relevant market, which is the total number of subscribers; and (3) the “penetration rate,”

which is the percentage of viewers the average cable network reaches once a cable operator decides to carry it.

In establishing the subscriber limit we reviewed in Time Warner II, the Commission had sought to ensure a minimum open field of 40% and reasoned that a 30% cap, rather than the seemingly obvious 60% cap, was necessary because the Commission was concerned about the viability of a video programming network if the two largest cable operators denied it carriage. Id. at 1132. We granted the petition because the record contained no evidence of cable operators’ colluding to deny a video programmer carriage and “the legitimate, independent editorial choices” of two or more cable operators, id. at 1135, could not be said to “unfairly impede, either because of the size of any individual operator or because of joint actions by a group of operators of sufficient size, the flow of video programming from the video programmer to the consumer,” 47 U.S.C. § 533(f)(2)(A). We directed the agency on remand to consider how the increasing market share of direct broadcast satellite (DBS) companies, such as DirecTV and Dish Network, diminished cable operators’ ability to determine the economic fate of programming networks. Time Warner II, 240 F.3d at 1134.

On remand, the Commission adopted the current version of the 30% subscriber limit. The Rule here under review was designed to ensure that no single cable operator “can, by simply refusing to carry a programming network, cause it to fail.” Fourth Report, 23 F.C.C.R. at 2154. Based upon the record before the court in Time Warner II, the subscriber limit under this standard could not have been lower than 60%. 240 F.3d at 1136. Based upon the present record, however, the Commission concluded no cable operator could safely be allowed to serve — mirabile dictu — more than 30% of all subscribers. Plus ça change, plus c’est la même chose?

In re-calculating the minimum viable scale, the Commission relied upon a study’s finding regarding the number of viewers a cable network needed to reach in order to have a 70% chance of survival after five years, using data on the survival of cable networks between 1984 and 2001. Fourth Report, 23 F.C.C.R. at 2162. Based upon the study, the FCC found the minimum viable scale was 19.03 million subscribers, about four million more than the agency had found were necessary in 1999.

To determine the total number of subscribers, the FCC counted all cable subscribers and DBS customers, totaling approximately 96 million (up from 80 million in 1999). Id. at 2166-67. In re-calculating the penetration rate, the Commission observed, “many, if not most, new cable networks are placed on a digital tier. A consequence of being placed on a digital tier versus one of the basic levels of service ... is a much lower penetration rate.” Id. at 2163. Using an in-house study of the tiering and subscribership data for a sample of cable operators and a linear regression model, the Commission determined the penetration rate of the average network was 27.42%, or slightly more than half the 50% penetration rate it found in 1999. Id. at 2164.*

From these data, the Commission calculated that a video programming network, to be viable, required an open field of 70% (up from 40% in 1999). Therefore, no cable operator could serve more than 30% of all subscribers.

* This result is somewhat surprising when one considers the increase in the channel capacity of the industry over the last decade: The FCC has found it is now more difficult for a network to reach the homes of any given number of viewers than it was in 1999, when cable operators had fewer channels to fill.

Although the Commission recognized “that competition in the downstream market [especially from DBS companies] may affect the ability of a large cable operator to prevent successful entry by a programming network, and that [the] open field analysis does not directly measure this,” it decided not to adjust the subscriber limit to account for such competition because doing so would be “quite difficult.” Id. at 2167-68. The FCC then gave four reasons it did not regard competition from DBS companies as significant: Customers are reluctant to switch from cable service to DBS because (1) switching is costly; and (2) cable operators offer non-video services, such as telephone and internet access, that are not available with DBS; and (3) “video programming is a product, the quality of which cannot be known with certainty until it is consumed.” Additionally, (4) “[c]ompetitive pressures from DBS will not provide any assistance to networks that,” not having a contract with the largest cable operator, are unable to “launch due to a lack of financing.” Id. at 2168-69.

Comcast now petitions for review of the Commission’s latest version of the 30% subscriber limit. The National Cable & Telecommunications Association, Bright House Networks, the Cable Television & Communications Association of Illinois, Cablevision Systems Corporation, the Indiana, Michigan, Minnesota, and Missouri Cable Telecommunications Associations, and Time Warner have intervened in support of Comcast’s petition. The CCTV Center for Media & Democracy, United Church of Christ, and the Center for Creative Community (collectively CCTV Intervenors) have intervened in support of the FCC.

II.  Analysis

Comcast suggests the CCTV Intervenors lack standing and argues the 30% subscriber limit is unconstitutional, outside the scope of the FCC’s statutory authority, and arbitrary, capricious, and unsupported by substantial evidence. The Commission suggests Comcast lacks standing and, of course, defends the 30% limit on all fronts.

A. Standing

The “irreducible constitutional minimum of standing contains three elements”: (1) injury in fact, (2) causation, and (3) redressability. Lujan v. Defenders of Wildlife, 504 U.S. 555, 560-61 (1992). The Commission argues we must dismiss the petition because Comcast has failed to show it has suffered a concrete injury in fact that is “actual or imminent, not conjectural or hypothetical.” Id. at 560 (internal quotation marks omitted). Similarly, Comcast claims the CCTV Intervenors cannot point to an actual or imminent injury they would suffer if the 30% subscriber limit were lifted.

Comcast argues it is injured because the 30% subscriber limit “unduly restrict[s] its opportunity to grow internally and make economically efficient acquisitions.” Pet. Br. 20. In support of the latter point, the Company invokes the Declaration of a Senior Vice President, who states that “[h]ad the horizontal ownership cap not been imposed by the FCC, Comcast would have seriously pursued further negotiations and due diligence with respect to” a specific but unidentified transaction. Pick Decl. at 2. This declaration is sufficient to support Comcast’s standing pursuant to Fox Television Stations, Inc. v. FCC (Fox I), 280 F.3d 1027, 1037 (D.C. Cir.), modified on reh’g, 293 F.3d 537 (D.C. Cir. 2002) (finding standing where cable operator alleged Rule prevented it from acquiring television stations but failed “to identif[y] any specific transaction it would have consummated but for the ... Rule”).

The CCTV Intervenors argue they will be harmed if a cable operator is allowed to serve more than 30% of all subscribers because such an operator could use its market position to restrict consumers’ access to some cable networks. We need not decide whether this alleged harm is too “conjectural or hypothetical” to support standing, however, because “if one party has standing in an action, a court need not reach the issue of the standing of other parties when it makes no difference to the merits of the case.” Ry. Labor Executives’ Ass’n v. United States, 987 F.2d 806, 810 (D.C. Cir. 1993). The CCTV Intervenors have raised precisely the same issues and made essentially the same arguments as has the Commission. Whether the CCTV Intervenors participate in the case therefore cannot affect the merits.

B.  The 30% Subscriber Limit

We may set aside the Commission’s decision “only if [it] was ‘arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law.’” Mission Broad. Corp. v. FCC, 113 F.3d 254, 259-60 (D.C. Cir. 1997) (quoting 5 U.S.C. § 706(2)(A)). We will not do so if the agency “examined the relevant data and articulated a satisfactory explanation for its action.” Fresno Mobile Radio, Inc. v. FCC, 165 F.3d 965, 968 (D.C. Cir. 1999) (internal quotation marks omitted).**

_____________________
** Comcast need not wait for the FCC to enforce the Rule against it for Comcast’s claim to be ripe. See Abbott Labs. v. Gardner, 387 U.S. 136, 148-53 (1967); see also Mountain States Tel. & Tel. Co. v. FCC, 939 F.2d 1035, 1040-42 (D.C. Cir. 1991). The record in this case is sufficiently developed for the court to determine whether the subscriber limit is invalid.

Whether a cable operator serving more than 30% of subscribers can exercise “bottleneck monopoly power,” Turner Broad. Sys. v. FCC (Turner I), 512 U.S. 622, 661 (1994), depends, as we observed in Time Warner II, “not only on its share of the market, but also on the elasticities of supply and demand, which in turn are determined by the availability of competition.” 240 F.3d at 1134. A cable operator faces competition primarily from non-cable companies, such as those providing DBS service and, increasingly, telephone companies providing fiber optic service. As Comcast points out, DBS companies alone now serve approximately 33% of all subscribers. Recognizing the growing importance particularly of DBS, in Time Warner II we said in no uncertain terms that “in revisiting the horizontal rules the Commission will have to take account of the impact of DBS on [cable operators’] market power.” Id.

Of the three aspects of the Commission’s open field model — minimum viable scale, total number of subscribers, and penetration rate — only the total subscribers measure fully takes account of the competition from DBS companies and companies offering fiber optic services. As Comcast points out, the measure of minimum viable scale relies upon data from 1984-2001 and, as a result, fails to consider the impact of DBS companies’ growing market share (from 18% to 33%) over the six years immediately preceding issuance of the Rule, as well as the growth of fiber optic companies. The penetration rate calculation, by the Commission’s own admission, leaves out data regarding DBS penetration — an omission the FCC attempts to justify with the question-begging assertion that such data would not have materially changed the penetration rate.

Comcast argues the Commission has offered no plausible reason for its failure to heed our explicit direction in Time Warner II to consider the competitive impact of DBS companies. Instead the Commission made the four non-empirical observations we enumerated above. As for the first, transaction costs undoubtedly do deter some cable customers from switching to satellite services, but Comcast points to record evidence that almost 50% of all DBS customers formerly subscribed to cable; in the face of that evidence, the Commission’s observation that cost may deter some customers from switching to DBS is feeble indeed. With regard to the second — that some cable consumers may be reluctant to switch to a satellite television service because, unlike cable companies, DBS companies do not offer internet and telephone services — the Commission does not point to any evidence tending to show these inframarginal customers are numerous enough to confer upon cable operators their supposed bottleneck power over programming. Moreover, as Comcast points out, both DirecTV and Dish Network have partnered with telephone companies to offer bundled DBS and telephone services.

The Commission’s third justification — that consumers will not switch providers to access new programming because they cannot know the quality of the programming before consuming it — warrants little discussion. As Comcast points out, there is no record support for this conjecture. In any event, it is common knowledge that new video programming is advertised on other television stations and in other media, and can be previewed over the internet, thus providing consumers with information about the quality of competing services. The FCC’s fourth reason — that without its subscriber cap an upstart network will have trouble securing financing unless it has a contract with a cable company serving more than 30% of the market — is no more convincing than the other three when one recalls DBS companies already serve more than 30% of the market.

Finally, we note the Commission’s observation that assessing competition from DBS companies is difficult — possibly true even if unexplained — does not justify the agency’s failure to consider competition from DBS companies in important aspects of its model. That a problem is difficult may indicate a need to make some simplifying assumptions, see Chem. Mfrs. Ass’n v. EPA, 28 F.3d 1259, 1264 (D.C. Cir. 1994), but it does not justify ignoring altogether a variable so clearly relevant and likely to affect the calculation of a subscriber limit — not to mention one the court had directed the agency to consider.

Comcast, on the other hand, points beyond DBS companies’ growing market share to their exclusive arrangements with certain highly sought after programmers as evidence that competition has led and will likely continue to lead subscribers to switch services. Indeed, Commissioner McDowell pointed out in dissent that, as of the date of the Fourth Report, DirecTV and Dish Network each served more customers than any cable company save Comcast itself. Fourth Report, 23 F.C.C.R. at 2228. Comcast also points to evidence that the number of cable networks has increased by almost 500% since 1992 and has grown at an ever faster rate since 2000, and that a much lower percentage of cable networks are vertically integrated with cable operators than was the case when the Congress passed the 1992 Act. There can be no doubt that consumers are now able to receive far more channels than they could in 1999, let alone 1992.

In sum, the Commission has failed to demonstrate that allowing a cable operator to serve more than 30% of all cable subscribers would threaten to reduce either competition or diversity in programming. First, the record is replete with evidence of ever increasing competition among video providers: Satellite and fiber optic video providers have entered the market and grown in market share since the Congress passed the 1992 Act, and particularly in recent years. Cable operators, therefore, no longer have the bottleneck power over programming that concerned the Congress in 1992. Second, over the same period there has been a dramatic increase both in the number of cable networks and in the programming available to subscribers.

In view of the overwhelming evidence concerning “the dynamic nature of the communications marketplace,” 47 U.S.C § 533(f)(2)(E), and the entry of new competitors at both the programming and the distribution levels, it was arbitrary and capricious for the Commission to conclude that a cable operator serving more than 30% of the market poses a threat either to competition or to diversity in programming. Considering the marketplace as it is today and the many significant changes that have occurred since 1992, the FCC has not identified a sufficient basis for imposing upon cable operators the “special obligations,” Turner I, 512 U.S. at 641, represented by the 30% subscriber limit. We conclude the Commission has failed to “examine[] the relevant data and articulate[] a satisfactory explanation for its action,” Fresno Mobile, 165 F.3d at 968, and hold the 30% subscriber cap is arbitrary and capricious.***

C.  Remedy

Comcast asks us to vacate the 30% subscriber limit. “An inadequately supported rule ... need not necessarily be

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*** In consequence, we do not reach the petitioner’s constitutional challenge to the Rule.

vacated.” Allied-Signal, Inc. v. U.S. Nuclear Regulatory Comm’n, 988 F.2d 146, 150 (D.C. Cir. 1993). Rather, “[t]he decision whether to vacate depends on the seriousness of the [rule’s] deficiencies (and thus the extent of doubt whether the agency chose correctly) and the disruptive consequences of an interim change that may itself be changed.” Id. at 150-51 (internal quotation marks omitted). In the past we have not hesitated to vacate a rule when the agency has not responded to empirical data or to an argument inconsistent with its conclusion. Ill. Pub. Telecomm. Ass’n v. FCC (Ill. Pub. I), 117 F.3d 555, 564 (1997); see also Ill. Pub. Telecomm. Ass’n v. FCC (Ill. Pub. II), 123 F.3d 693, 693-94 (D.C. Cir. 1997) (explaining court in Ill. Pub. I intended to vacate rule).

The Commission’s dereliction in this case is particularly egregious. In the previous round of this litigation we expressly instructed the agency on remand to consider fully the competition that cable operators face from DBS companies. Time Warner II, 240 F.3d at 1134. The omission of this consideration was a major failing of the FCC’s prior attempt to justify the 30% cap. The Commission nonetheless failed to heed our direction and we are again faced with the same objections to the rationale for the cap. It is apparent that the Commission either cannot or will not fully incorporate the competitive impact of DBS and fiber optic companies into its open field model. We have no trouble concluding, therefore, that vacatur is indicated by the first factor in Allied-Signal, “the seriousness of the [Rule’s] deficiencies,” 988 F.2d at 150. See Fox I, 280 F.3d at 1053 (vacating regulation as “a hopeless cause”).

Vacatur is also indicated by the second Allied-Signal factor, viz., whether vacatur is likely to be unduly disruptive of the agency’s regulatory program. 988 F.2d at 150-51. Although vacatur will eliminate the subscriber limit, cable operators will remain subject to, and competition will be safeguarded by, the generally applicable antitrust laws. Cf. Natural Res. Def. Council v. EPA, 489 F.3d 1364, 1375 (D.C. Cir. 2007) (holding vacatur was not unduly disruptive because parties were subject to other environmental regulations); see also Chamber of Commerce v. SEC, 443 F.3d 890, 909 (D.C. Cir. 2006) (considering whether vacatur would disrupt regulated industry and customers pursuant to second Allied-Signal criterion).

Of course, the second Allied-Signal factor is weighty only insofar as the agency may be able to rehabilitate its rationale for the regulation. 988 F.2d at 150-51. The Commission having twice tried and twice failed to justify the 30% cap, we do not think that prospect looms large. Were the Rule left in place while the FCC tries a third time to rationalize the cap, however, it would continue to burden speech protected by the First Amendment. “Cable programmers and cable operators engage in and transmit speech, and they are entitled to the protection of the speech and press provisions of the First Amendment.” Turner I, 512 U.S. at 636. Because “it is the purpose of the First Amendment to preserve an uninhibited marketplace of ideas

... the right of the public to receive suitable access to social, political, esthetic, moral, and other ideas and experiences through the medium of broadcasting … may not constitutionally be abridged either by Congress or by the FCC.” FCC v. League of Women Voters, 468 U.S. 364, 377-78 (1984) (internal alterations omitted).

The 30% subscriber cap has limited the ability of cable operators to communicate with the public for some 16 years despite our determination eight years ago that a prior version of the Rule was unconstitutional. See Time Warner II, 240 F.3d at 1128 (“the FCC has not met its burden under the First

Amendment”). In light of the changed marketplace, the Government’s justification for the 30% cap is even weaker now than in 2001 when we held the 30% cap unconstitutional. As the Supreme Court has observed, “the broadcast industry is dynamic in terms of technological change; solutions adequate a decade ago are not necessarily so now, and those acceptable today may well be outmoded 10 years hence.”

Columbia Broad. Sys. v. Democratic Nat’l Comm., 412 U.S. 94, 102 (1973). To leave the Rule in place while the Commission tries yet again to justify it would be to ignore this crucial fact about the nature of the video industry.

III. Conclusion

We hold the 30% subscriber limit is arbitrary and capricious because the Commission failed adequately to take account of the substantial competition cable operators face from non-cable video programming distributors. The petition for review is therefore granted and the subscriber limit is, accordingly,

Vacated.

RANDOLPH, Senior Circuit Judge, concurring: I continue to believe that whenever a reviewing court finds an administrative rule or order unlawful, the Administrative Procedure Act requires the court to vacate the agency’s action. Checkosky v. SEC, 23 F.3d 452, 491 (D.C. Cir. 1994) (separate opinion of Randolph, J.).

Section 706(2)(A) of the APA could not be clearer: a court faced with an arbitrary and capricious agency rule or order “shall hold unlawful and set aside” that agency action. “Set aside” means vacate, according to the dictionaries and the common understanding of judges, to whom the provision is addressed. And “shall” means “must.” I see no play in the joints.1 The APA itself contains no exception, which is why

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    1 One commentator, relying on Hecht Co. v. Bowles, 321 U.S.  321(1944), argues for a different interpretation of § 706(2)(A). Ronald M. Levin, “Vacation” at Sea: Judicial Remedies and Equitable Discretion in Administrative Law, 53 DUKE L.J. 291, 310-11(2003). The statute in Hecht provided that upon a showing of a violation of the act, an injunction “or other order” shall be granted. 321U.S. at 321-22. The Court construed this as not requiring an injunction. “Other order” could, the Court said, be an order just keeping the case on the docket. Id. at 328. As part of its reasoning the Court invoked the background of several centuries of equity practice, and the “historic” office of the injunction. To make injunctions mandatory would be a departure from this long history. Id. at 329-30.

    There are several reasons why I do not think the argument based on Hecht carries the day. In the first place, the premise of the argument is shaky at best. Unlike the situation in Hecht, judicial review of agency rulemaking is not a traditional proceeding in equity. Nor do I believe that a challenge to an agency rule in an enforcement action seeking a fine or a penalty is in the nature of an action in equity.

    Furthermore, the Hecht canon – if it is that – does not preserve a court’s remedial discretion even in injunction actions if Congress has limited the discretion in clear terms. See Miller v. French, 530 U.S.

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arbitrary, capricious, or otherwise unlawful agency action must be set aside “[i]n all cases.” Citizens to Preserve Overton Park, Inc. v. Volpe, 401 U.S. 402, 413-14 (1971). It is also why this court has repeatedly cited § 706(2)(A) in recognition that it “must” – not may – set aside such illegal agency action.2

It is true that occasionally our court has remanded invalid rules without vacating them. But none of those decisions made even the slightest attempt to square the remand-only disposition with § 706(2)(A). Remanding without vacating often seems to occur without analysis and, perhaps, inadvertently. We traditionally sign off opinions with “So ordered” or “Affirmed” or “Dismissed” or even occasionally “Reversed,” always in italics, flush right. Sometimes, I suspect, not much attention is

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327, 340-41 (2000). To my mind, § 706(2)(A) is stated in clear terms. The statute in Hecht, on the other hand, did not clearly limit judicial discretion; in fact, it clearly contemplated that courts would issue “other order[s]” besides injunctions. Hecht, 321 U.S. at 328.

2 See, e.g., Owner-Operator Ind. Drivers Ass’n, Inc. v. Fed. Motor Carrier Safety Admin., 494 F.3d 188, 198 (D.C. Cir. 2007); Am. Fed’n of Gov’t Employees, AFL-CIO, Local 446 v. Nicholson, 475 F.3d 341, 354 (D.C. Cir. 2007); Williams Gas Processing-Gulf Coast Co. v. FERC, 475 F.3d 319, 326 (D.C. Cir. 2006); Exxon Mobil Corp. v. FERC, 430 F.3d 1166, 1172 (D.C. Cir. 2005); Southern Co. Servs., Inc. v. FERC, 416 F.3d 39, 46-47 (D.C. Cir. 2005); Jerome Stevens Pharms., Inc. v. FDA, 402 F.3d 1249, 1256 (D.C. Cir. 2005); Tourus Records, Inc. v. DEA, 259 F.3d 731, 736 (D.C. Cir. 2001); D&F Afonso Realty Trust v. Garvey, 216 F.3d 1191, 1194-95 (D.C. Cir. 2000); Bell Atl. Tel. Cos. v. FCC, 206 F.3d 1, 8 (D.C. Cir. 2000); BellSouth Corp. v. FCC, 162 F.3d 1215, 1221-22 (D.C. Cir.1999); Exxon Co., USA v. FERC, 182 F.3d 30, 37 (D.C. Cir. 1999); AT&T Corp. v. FCC, 86 F.3d 242, 247 (D.C. Cir.1996); Mobile Commc’ns Corp. of Am. v. FCC, 77 F.3d 1399, 1408 (D.C. Cir. 1996); Steel Mfrs. Ass’n v. EPA, 27 F.3d 642, 646 (D.C. Cir. 1994); see also Checkosky, 23 F.3d at 492 n.35 (listing numerous pre-1994 cases).

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paid to the large difference between “Remanded” and “Vacated and remanded.”

The opinion in Allied-Signal, Inc. v. U.S. Nuclear Regulatory Commission at least identified some factors that might make vacating a rule more or less attractive. 988 F.2d 146, 150-51 (D.C. Cir. 1993). But the relatively few cases attempting to apply Allied-Signal are difficult to reconcile. See Kristina Daugirdas, Note, Evaluating Remand Without Vacatur: A New Judicial Remedy for Defective Agency Rulemakings, 80 N.Y.U.L.REV.278, 293-97 (2005). And like other remand-only decisions, Allied-Signal failed to parse the language of § 706(2)(A).

It is easy to postulate cases in which vacating an agency rule or order might have dire consequences. But the prospect is not a reason to disregard the command of § 706(2)(A). As I explained in NRDC v. EPA, 489 F.3d 1250, 1263 (D.C. Cir. 2007) (concurring opinion), the losing agency may always file a post-decision motion for a stay of the mandate showing why its unlawful rule or order should continue to govern until proceedings on remand are completed. See D.C. Cir. R. 41(a)(2); Friends of the Earth, Inc. v. EPA, 446 F.3d 140, 148 (D.C. Cir. 2006); Cement Kiln Recycling Coalition v. EPA, 255 F.3d 855, 872 (D.C. Cir. 2001); U.S. Tel. Ass’n v. FCC, 188 F.3d 521, 531 (D.C. Cir. 1999). This approach has several advantages over remand without vacatur.

For one, it preserves the adversarial process. The briefs of the parties rarely discuss what remedy the court should impose if the agency loses. This is understandable. “It may be impossible for petitioners, agencies, or intervenors to anticipate exactly how the court’s decision will come out. There may be challenges to many rules or many aspects of one rule. The court may uphold some and reject others. Different consequences can

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result from different combinations. Besides, agencies do not relish anticipating a loss. No litigant does. To require the parties to address the subject in each case would waste their time and the court’s in all cases in which the agency prevails. . . . The upshot is that remand-only decisions are being made without sufficient information, which is one of the main reasons the cases are so difficult to reconcile.” NRDC v. EPA, 489 F.3d at 1263 (Randolph, J., concurring).

By contrast, post-decision stay motions allow the court to hear from all parties before deciding whether to allow the unlawful rule to remain in place. Our decisions on stay motions are likely to be far more consistent than our decisions to remand without vacating because we will be applying familiar and long-standing principles – that is, irreparable harm, likelihood of success, prejudice, and the public interest.

In addition, a stay with reasonable time limits gives the agency an incentive to avoid unnecessary or prejudicial delay. A remand-only disposition leaves the unlawful rule in place and allows agencies to postpone responding to the court’s merits decision. Agencies do not necessarily give remand-only decisions high priority and may delay action for lengthy periods. See Daugirdas, supra, at 302-04.

Motions for stays also properly allocate the burdens among the parties. The losing party – the agency – would have the burden of convincing the court that the unlawful regulation should continue to govern the winning party while the agency responds to the court’s ruling.

I would therefore treat § 706(2)(A) as mandatory rather than discretionary and would vacate without evaluating the factors mentioned in the majority opinion.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

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Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.